LCNB Corp.

2 North Broadway

Lebanon, Ohio 45036

December 3, 2025

VIA EDGAR

Eric Envall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Re:	LCNB Corp.
Registration Statement on Form S-3
File No. 333-290468

Dear Mr. Envall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LCNB Corp., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 9:00 a.m., Eastern time, on December 8, 2025, or as soon thereafter as practicable.

Please contact Michael G. Dailey, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8644 with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Dailey when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours, LCNB Corp. By: /s/ Eric J. Meilstrup Name: Eric J. Meilstrup Title: Chief Executive Officer